1. Name and Address of Reporting Person
   Levine, Robert R.
   11600 Sallie Mae Drive
   Reston, VA 20193
2. Issuer Name and Ticker or Trading Symbol
   USA Education, Inc. (SLM)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/18/2001 G             -95         D      $81.8000                    D
Common Stock                       12/19/2001 G             -1200       D      $81.9900   97049            D
Common Stock                                                                              3961.3 <F1>      I           By Thrift and
                                                                                                                       Savings Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $60.5    01/15/2001 A         12500        <F2>      01/15/2011 Common  125000   $60.5000   125000   D
(Right to buy)                               0                                 Stock
Stock Options  $65.95   05/15/2001 A         78611       05/15/2002 08/13/2007 Common  78611    $65.9500   78611    D
(Right to buy)                                                                 Stock
Stock Options  $66.59   05/09/2001 A         15457       05/09/2002 08/13/2007 Common  15457    $66.5900   15457    D
(Right to buy)                                                                 Stock
Stock Options  $67.6    05/23/2001 A         25649       05/23/2002 08/13/2007 Common  25649    $67.6000   25649    D
(Right to buy)                                                                 Stock
Stock Options  $70.87   02/16/2001 A         13523       02/16/2002 01/23/2007 Common  13523    $70.8700   13523    D
(Right to buy)                                                                 Stock
Stock Options  $79      07/26/2001 A         53164       07/26/2002 01/13/2010 Common  53164    $79.0000   53164    D
(Right to buy)                                                                 Stock
Phantom Stock  $0 <F3>  12/31/2001 A         18.93        <F4>       <F4>      Common  2033.93  $0.0000    2033.93  D
Units                                                                          Stock            <F3>

Explanation of Responses:

<F1>
Includes shares acquired under the 401k Plan.
<F2>
These options become exercisable upon the Company's common stock having a closing price on the New York Stock Exchange of $45.60, for five days, they also become exercisable on the fifth anniversary of the grant (June 14, 2005), but no sooner than one year from the grant date.
<F3>
Conversion or Exercise Price of Derivative Security is 1 to 1.
<F4>
Phantom Stock Units accrued under the Supplemental 401k Plan are to be settled in cash and/or the Company's common stock upon the reporting person's retirement from the company.

SIGNATURE OF REPORTING PERSON
/s/Mary F. Eure (POA)

DATE
02/14/2002